Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

How are you investing in AI?



AI is set to add $15.7 trillion to the global economy by 2030.[1] However, you probably aren't invested in most of the best AI companies. Why? They're still private.

The Fundrise Innovation Fund changes this. Launched in 2022, the pioneering fund offers a $125+ million venture portfolio of some of the most exciting AI players with just a $10 minimum investment.

AI is reshaping our world. Now it can reshape your portfolio. Get in early with the Fundrise Innovation Fund.

[Explore the Portfolio]

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid advertisement.

[1] https://www.pwc.com/gx/en/issues/data-and-analytics/publications/artificial-intelligence-study.html

The AI Revolution: Are You Missing Out?



Artificial intelligence is already reshaping industries globally, but many leading AI companies remain in the private market, inaccessible to most investors.

Enter the [Fundrise Innovation Fund](#). Launched in 2022, it democratizes access to cutting-edge tech companies, including AI.

Key features:

- $125+ million portfolio of some of the world's top private companies
- $10 minimum investment
- Venture capital's high-growth potential

Why consider it?

- Diversification across high-potential startups
- Early access to future tech giants
- Simplified investing process

The [Innovation Fund](#) offers a unique opportunity to participate in the AI revolution. By investing now, you can position your portfolio for the future of technology.

Don't miss out on the next big thing. [Explore the Fundrise Innovation Fund today](#) and be part of the AI-driven future.

[Discover the Innovation Fund]

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid advertisement.

Unlock the Power of Private Tech Investing



Ever wondered how some venture capitalists consistently outperform the market? The secret lies in their access to high-growth private companies—especially in the tech sector.

The Private Market Advantage

While public markets offer liquidity, a large portion of the real tech revolution happens behind closed doors. Companies are staying private longer[1], often experiencing their highest growth phases before going public.

Introducing the Fundrise Innovation Fund

Launched in 2022, the [Fundrise Innovation Fund](#) has built a gateway to this once-exclusive world of private tech investing.

What sets the Innovation Fund apart:

1. **Curated Portfolio**: Access to a carefully selected, $100+ million portfolio of pre-IPO tech companies
2. **Democratized Access**: Start with as little as $10

3. **Long-term Growth Potential**: Benefit from the value creation that occurs in private markets

Don't let the private tech boom pass you by. Better position your portfolio for the future with the [Fundrise Innovation Fund](#).

[[Explore the Portfolio](#)]

[1]https://www.hamiltonlane.com/en-us/insight/staying-private-longer

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid advertisement.

Diversify Beyond Wall Street: The Tech Startup Revolution



The most exciting tech innovations often happen in private startups, often out of reach for most investors. These companies are driving industry-shaking change, attracting top talent, challenging industry giants, and generating billions of dollars in revenue.

Traditionally, access to these high-potential opportunities has been largely limited to venture capitalists and their institutional LPs. Until now.

Your Path to the Venture Ecosystem: The Fundrise Innovation Fund

Launched in 2022, the [Fundrise Innovation Fund](#) opens the door to this dynamic world of tech startups. And in today's rapidly changing economy, venture exposure can be crucial for a well-rounded investment strategy.

It's your turn to get in early. Enhance your portfolio with exposure to tomorrow's high-potential tech leaders through the [Fundrise Innovation Fund](#).

[[Explore the Portfolio](#)]

[1]https://www.hamiltonlane.com/en-us/insight/staying-private-longer